EXHIBIT 99.2

                                                                     [Yell logo]

                                                                   July 13, 2004

                         YELL GROUP PLC ("THE COMPANY")

                        RESULT OF ANNUAL GENERAL MEETING



Yell Group plc held its Annual General Meeting earlier today, Tuesday 13 July 2004. The Company is pleased to announce that all resolutions were duly passed.

For further information, please contact:

Howard Rubenstein
Company Secretary

+44 (0) 118 960 3663



                       Yell Group plc. Registered Office:
             Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT.
                       Registered in England No. 4180320.